UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ✓ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rayton Solar Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> October 17, 2013

Physical address of issuer
16112 Hart St., Van Nuys, CA 91406

Website of issuer
www.raytonsolar.com

Name of intermediary through which the Offering will be conducted
StartEngine Capital, LLC

CIK number of intermediary
0001665160

SEC file number of intermediary
007-00007

CRD number, if applicable, of intermediary

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No

Type of security offered
Convertible Notes

Target number of Securities to be offered
10,000

Price (or method for determining price)
$1.00 at par

Target offering amount
$10,000

Oversubscriptions accepted:
  Yes
  No

Oversubscriptions will be allocated:
  Pro-rata basis
  First-come, first-served basis
  Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,448,343	1,732,226
Cash & Cash Equivalents	$0	$146,166
Accounts Receivable	$0	$0
Short-term Debt	$248,123	$188,761
Long-term Debt	$576,710	$105,305
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$800	$800

Net Income	-$2,577,297	-$5,697,767

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of StartEngine Website
EXHIBIT D: Video Transcript
EXHIBIT E: StartEngine Subscription Process
EXHIBIT F: Form of Convertible Note

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)
July 16, 2019

Rayton Solar Inc. D/B/A Rayton



UP TO $1,070,000 OF CONVERTIBLE NOTES WITH A MINIMUM OF $10,000

Rayton Solar Inc. ("Rayton" or the "Company") is offering up to $1,070,000 worth of Convertible Notes of the Company. The minimum target offering is $10,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $10,000. The Company will accept oversubscriptions in excess of the Target Amount up to a total amount of $1,070,000 on a first come, first served basis. If the Company reaches its target amount prior to the end date, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

The Company's Business

Rayton Solar, Inc., D/B/A Rayton, is a Delaware Corporation, formed on October 17, 2013.

The Company is located at 16112 Hart St., Van Nuys, CA 91406.

The Company's website is www.raytonsolar.com.

Further information about the Company and its business appears on the Company's profile page on StartEngine and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Description of the Business

Rayton was incorporated in the State of Delaware on October 17, 2013. The Company's initial mission was the development of the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules ("PV modules"). The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serves as the foundation for microchips that are used in automotive, aerospace, 5G, LED and solar applications. The Company's management believes that this pivot gives the path of least resistance and strengthens its market positioning.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers.

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with Phoenix Nuclear Labs LLC ("PNL"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and GaAs wafers is patented.

Engineering and Development to Date

The particle accelerator for producing engineered GaAs wafers is fully assembled with PNL. Additional payment is required before they will release it to Rayton.

Market

The Company plans to manufacture a GaAs wafer that can be sold for approximately 25% less than the current market price. The GaAs wafer market is currently $650M per year and growing with an 11% compound annual growth rate. Rayton will source raw materials for its engineered GaAs wafers from producers such as Freiberger, and Sumitom0, and it would then use its manufacturing processes to produce a lower cost GaAs wafer. Rayton would then be able to sell its engineered GaAs wafers to foundries, such as VPEC and IQE, that will grow devices on the wafers. The foundries can then sell these devices to the chipmakers, who turn them into products used in retail electronics. The Company has not yet established relationships with the identified suppliers or foundries.

Regulation

Environmental Regulations

Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development, manufacturing, and construction activities. The Company will be subject to a variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

Intellectual Property

The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company's intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033.

Rayton has a co-engineering agreement with PNL for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with PNL, PNL owns the intellectual property of the developed particle accelerator. Rayton, however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton's proprietary end station and modified off-the-shelf processing equipment, belong to Rayton.

Litigation

During the year ended December 31, 2018, the Company settled an alleged breach of contracted with one of its vendors for $40,000, of which $10,000 will be paid in cash and $30,000 was paid through the issuance of common stock. This settlement was included in general and administrative expenses in the statement of operations.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

The Team

Officers and Directors

The below identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Executive Officers:				

Andrew Yakub	CEO, Secretary, and Treasurer	32	October 27, 2013	Yes
Mingguo Liu	CTO	38	October 10, 2016	Yes
Directors:				
Andrew Yakub	Chairman of the Board	32	October 27, 2013	Yes
James Rosenzweig	Director	58	February 18, 2014	No
Mark Goorsky	Director	58	February 18, 2014	No

Andrew Yakub

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009 Andrew founded and has since acted as the Chief Executive Officer of ReGen America, Inc. a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton Solar.

Named to Forbes' "30 under 30" list in 2016, Mr. Yakub is a two-time clean technology entrepreneur with a previous solar startup company. Mr. Yakub's experience spans from UCLA's Particle Beam Physics Lab to NASA's Jet Propulsion Lab. He holds a BA in Physics from UC Santa Barbara.

Mingguo Liu

Dr. Liu has over 10 years of R&D experience in the solar industry. Prior to joining Rayton Solar in October 2016, he was the Director of Product Engineering at Arzon Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from University of Texas at Austin and the University of Virginia.

James Rosenzweig

Dr. James Rosenzweig has been a Director at Rayton since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Chair of UCLA's Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostics and turnkey accelerator systems. Dr. Rosenzweig received his Ph.D. from the University of Wisconsin – Madison in 1988.

Mark Goorsky

Mark Goorsky has been a Director at Rayton since February 2014. Dr. Goorsky is a Professor of Materials Science and Engineering at UCLA, where he was chair of the department from 2004-2009. He received his Ph.D. in Materials Science and Engineering in 1989 from the Massachusetts Institute of Technology, and his B.S. in Materials Science and Engineering in 1984 from Northwestern University. Dr. Goorsky held a post-doctoral position at the IBM Thomas J. Watson Research Center (Jan. 1989 - June 1991) and started at UCLA in 1991. Dr. Goorsky's research focuses on materials integration and the relationship between materials defects and device performance in semiconductor structures. He is an expert in ion implantation, layer transfer and wafer bonding in addition to material integration for silicon-based implantation.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has realized significant operating losses to date and expects to incur losses in the future.

The Company has operated at a loss since inception, and these losses are likely to continue. Rayton's net loss for 2018 was $2,577,297 and the net loss for 2017 was $5,697,767. Until the Company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The Company's auditor has issued a "going concern" opinion.

The Company's auditor has issued a "going concern" opinion on its financial statements, which means that the auditor is not sure if the company will be able to succeed as a business without additional financing.

To date, the Company has not generated revenues from its principal operations and has sustained losses since inception. Because losses will continue until such time that the company can procure equipment and complete development of its manufacturing technology and because the company has no committed source of financing, the company relies on financing to support its operations. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern within one year after the date that the financial statements are issued.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

If the Company cannot raise sufficient funds it will not succeed or will require significant additional capital infusions.

Rayton is offering Convertible Notes in the amount of $10,000 and up to $1,070,000 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to only raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in the "Use of Proceeds."

The Company has not yet generated any revenues.

Rayton has no revenues generated since its inception. There is no assurance that the Company will ever be profitable or generate sufficient revenues. If the Company cannot raise enough funds in this financing to acquire its manufacturing equipment it will need to license its current and future patents. Rayton is dependent upon the proceeds of this offering for working capital.

The Company is an early stage company.

As an early stage company and a company developing a new technology, Rayton may encounter difficulties such as unanticipated problems relating to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its product, and the competitive and regulatory environments in which the company intends to operate. It is uncertain, at this stage of its development, if the company will be able to effectively resolve any such problems, should they occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan.

The Company will need to raise additional funds after this offering.

Our business plan anticipates the need to raise a total of $14,000,000 in order to fully execute our business plan and begin generating significant revenues. Your investment in this offering will help lead us to the beta phase in which we have full use of the particle accelerator and can begin marketing samples of our GaAs wafers. There is no guarantee that we will be able to raise the full $14,000,000 when required.

The Company is dependent on Phoenix Nuclear Labs, LLC for its particle accelerator.

The Company has engaged PNL to build its particle accelerator to manufacture its GaAs wafers. The particle accelerator is constructed, but still in the possession of PNL until the final payment is made.

A majority of the Company's Common Stock is owned by the Chief Executive Officer, whose interests may differ from those of the other stockholders.

As of the date of this Offering Memorandum, Andrew Yakub owns approximately 56.6% of the shares of the Company's issued and outstanding Common Stock. Therefore, Mr. Yakub will be able to control the management and affairs of the Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company's other stockholders.

The Company depends on key personnel.

Rayton's future success depends on the efforts of key personnel, especially its founder, Andrew Yakub. The loss of services of any key personnel may have an adverse effect on Rayton. There can be no assurance that Rayton will be successful in attracting and retaining the personnel it requires to develop and market its GaAs wafers.

The Company will require intellectual property protection and may be subject to the intellectual property claims of others.

Although the Company has obtained a patent to protect the ion implantation using electronic grade silicon obtained by vertical zone melting, or "Float Zone silicon," the issuance of patents is up to the US Patent and Trademark Office ("USPTO"). There is no guarantee that the company will be granted one or more of the patents for which it has applied or will apply in the future. If one or more of such patents are issued and if a third party challenges the validity of the Rayton patents or makes a claim of infringement against the company, the federal courts would determine whether the company is entitled to patent protection. If Rayton fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the PV module production, its competitive position could suffer. Notwithstanding Rayton's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to Rayton Solar's solar photovoltaic manufacturing technology without infringing on any of the company's intellectual property rights or design around their proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to Rayton or that any court will rule in Rayton's favor in the event of a dispute related to Rayton's intellectual property. In the absence of patent protection, it may be more difficult for Rayton to achieve commercial production of its products.

If the Company is unable to protect its intellectual property rights or if its intellectual property rights are inadequate for its technology and products, the competitive position could be harmed.

The Company's commercial success will depend in large part on its ability to obtain and maintain patent and other intellectual property protection in the U.S. and other countries with respect to its proprietary technology and products. The Company relies on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. The Company will seek to protect its proprietary position by filing and prosecuting patent applications in the United States and abroad related to its novel technologies and products that are important to its business and, to the extent permitted by local law, also record its copyrights and trademarks and take such additional reasonable steps as are available to otherwise protect its trade secrets and other intellectual property.

The steps the Company has taken to protect its proprietary rights may not be adequate to preclude misappropriation of its proprietary information or infringement of its intellectual property rights, both inside and outside the United States. If the Company is unable to obtain and maintain patent protection for its technology and products, or if the scope of the patent protection obtained is not sufficient, the Company's competitors could develop and commercialize technology and products similar or superior to that of the Company, and the ability to successfully commercialize its technology and products may be adversely affected. It is also possible that the Company will fail to identify patentable aspects of inventions made in the course of development and commercialization activities until it is too late to obtain patent protection on them.

Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for technology and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing. Therefore, if the Company files one or more patent applications to protect its technology, the Company cannot be certain that it will be the first to make the technology claimed in the pending patent applications, or that it will be the first to file for patent protection of such technology.

Protecting against the unauthorized use of patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may also be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims or recorded copyrights or trademarks, and proving any such infringement may be even more costly and difficult.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or U.S. PTO, and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance may result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If the Company applies for patents but fails to maintain the patent applications or any issued patents covering its products, the Company's competitors might be able to enter the market, which would have a material adverse effect on its business.

The Company will face significant market competition.

Rayton will initially be a small producer of engineered GaAs wafers in a market that has many large producers and will compete against companies with large marketing budgets and established distribution channels. Rayton's particle accelerator process potentially competes with a number of accelerator technologies in the United States and abroad.

Further, Rayton could face competition from competitors of whom Rayton is not aware that have developed or are developing technologies that will offer alternatives to the particle accelerator. Competitors could develop a particle accelerator that renders Rayton's technology less competitive than Rayton believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Although Rayton is unaware of any other company that has created a particle accelerator that achieves the same results, it is possible that another company is doing so in secret. At this time Rayton does not represent a significant competitive presence in the GaAs market.

There is no current public resale market for the securities in this Offering
There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form.

The Company has previously sold and issued Convertible Notes with Most Favored Nations provisions.

The Company has previously sold and issued Convertible Notes with term which provide that, while the Notes are outstanding, the Company issues other indebtedness of the Company convertible into Equity Securities of the Company with material terms that are more favorable, from the perspective of the Investor, than the terms of the Notes, then the Investor will be provided with an opportunity to exchange the Notes for such other debt.

The Notes in this Offering will be subordinate in priority to the Company's senior debt.

The Notes will be unsecured obligations of the Company. The Notes will be subordinated in priority and right of payment to senior debt securities of the Company now existing or hereafter issued, including, but not limited to, commercial bank lenders and other debt lenders.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Direct owner	Amount and class of securities held	Percent of voting power prior to the Offering
Andrew Yakub	Common Stock	56.6%
Marooned, Inc.	Common Stock	21.4%

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

We are offering Convertible Notes (the "Notes") to investors in this Offering which will mature on December 31, 2020. A copy of the Note is available on our StartEngine offering page. The following summary is qualified by full terms available in the Note.

For the first 14 days following the initial filing of the Company's Form C on July 16, 2019 (the "Offering Commencement Date"), the Company will offer 10% additional bonus interest for all investments. Investors will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. For example, your annual interest rate will be 11% instead of 10%.

Additionally, the Company will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings (the "10% Bonus for StartEngine Shareholders").
.
Eligible investors will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. For example, your annual interest rate will be 11% instead of 10%.

This 10% Bonus for StartEngine Shareholders is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Upon the commencement of a Public Offering and subject to the terms and conditions of the Notes, each investor's Note may, at the election of the investor, be returned to the Company for cancellation in exchange for a number of shares of the Company's Common Stock, par value $0.0001, equal to the number of securities determined in the terms of the Note.

The Company may prepay the Notes in whole or in part, at any time.

The Notes will be unsecured obligations of the Company. The Notes will be subordinated in priority and right of payment to senior debt securities of the Company now existing or hereafter issued, including, but not limited to, commercial bank lenders and other debt lenders.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $10,000.

The minimum investment in this Offering is $500.

THE COMPANY'S OTHER SECURITIES

Common Stock: 200,000,000 authorized and 142,336,420 outstanding.

The holders of the Company's Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights

WHAT IT MEANS TO BE A MINORITY HOLDER

The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

DILUTION
Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such

as an initial public offering, another crowdfunding round, a venture capital round or angle investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock. If we decide to issue more shares, an Investor could experience value dilution with each share being worth less than before, and control dilution, with the total purchase percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

TRANSFERABILITY OF SECURITIES

The Purchaser may not assign, pledge, or otherwise transfer the Convertible Notes without the prior written consent of the Company. The Note may be transferred only upon the surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in a form satisfactory to the Company.

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Transfer Agent

We have chosen to use StartEngine Secure LLC (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), as our transfer agent.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS INFORMATION

Our audited financial statements for the years ended December 31, 2018 and 2017 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by dbb*mckennon*.

Results of Operations for the years ended December 31, 2018 and 2017

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun.

General and administrative expenses decreased to $1,570,699 from $2,228,405 for the year ended December 31, 2018 and 2017, respectively. General and administrative expenses decreased primarily as a result of lower legal expenses and lower stock-based compensation expense.

Sales and marketing expenses decreased to $59,514 from $1,483,904 for the year ended December 31, 2018 and 2017 respectively. Sales and marketing expenses decreased primarily as a result of lower Facebook advertising costs and a non-recurring issuance of 500,000 shares of common stock with a fair value of $760,000 for video production services in 2017.

Research and development expenses decreased to $812,464 from $840,601 for the year ended December 31, 2018 and 2017 respectively. Research and development expenses decreased primarily as a result of lower payroll costs and lower engineering expenses.

For the year ended December 31, 2018, the Company recognized an operating loss of $95,621 related to the early termination of its Santa Monica lease. This loss is comprised primarily of the write-off of its leasehold improvements and the forfeiture of its security deposit.

As a result, Rayton's net loss decreased to $2,577,297 from $5,697,767 for the years ended December 31, 2018 and 2017, respectively.

Plan of Operations

The Company's management believes this funding round will lead the Company into the beta phase of production of GaAs wafers. The Company plans to use samples produced in this phase to approach potential customers who purchase GaAs wafers in bulk.

The Company needs to acquire additional semiconductor processing equipment in order to get into a high volume manufacturing phase which will bring it into revenue. The Company estimates that it needs about $14M to get into a revenue phase that could generate approximately $9M per year in revenue. We intend to raise those funds through future offerings of securities to investors, for which a portion of this offering will go towards initial expenses to undertake those efforts.

- **Phase One**
  - 25 wafers per hour
  - 120,000 wafers per year
  - $14M of additional capital
  - $9m in revenue per year

- **Phase Two**
  - 90 wafers per hour
  - 432,000 wafers per year
  - $25M of additional capital
  - $32M in revenue per year

Both phase one and phase two can use the same accelerator procured in the beta phase. The Company needs to add on the additional semiconductor processing equipment in order to increase the throughput of the full manufacturing line. By adding this additional equipment, the Company may be able to increase the maximum throughput attainable for one accelerator to 432,000 wafers per year. This represents approximately $32M per year in revenue. Expenditures on the capital equipment could be reduced through the lease or purchase of used equipment at a reduced cost.

Liquidity and Capital Resources
The Company had a working capital deficit at December 31, 2018 and 2017 of $246,688 and $40,794, respectively. As of December 31, 2018, the Company had no cash on-hand. The Company intends to raise additional funds through the issuance of convertibles notes and a Regulation Crowdfunding offering to finance its operations. In addition, the Company has relied on financial support from Andrew Yakub.

Cash Flow
The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:

	For the Year Ended December 31,	
	2018	**2017**
Net cash (used in) provided by:		
Operating activities	-$1,229,542	-$3,190,538
Investing activities	-$38,802	-$1,563,680

Financing activities	$1,122,178	$4,569,207

Operating Activities

Cash used in operating activities decreased to $1,229,542 from $3,190,538 for the years ended December 31, 2018 and 2017, respectively. The decrease in cash used in operating activities was primarily due to a lower net loss.

Investing Activities

Cash used in investing activities decreased to $38,802 from $1,563,680 for the years ended December 31, 2018 and 2017, respectively. The decrease in cash used in investing activities is primarily due to deposits made towards the construction of a particle accelerator in 2017 and no such deposits in 2018.

Financing Activities

Cash provided by financing activities decreased to $1,122,178 from $4,569,207 for the years ended December 31, 2018 and 2017, respectively. The decrease in cash provided by financing activities was primarily due to fewer issuances of common stock for cash, primarily related to the Company's Regulation A offering which ended in early 2018.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Indebtedness

During the year ended December 31, 2015, the Company entered into a convertible debt agreement with an entity co-owned by our Chief Executive Officer for $150,000. The note bore interest at 3.25% per annum with a 6% default rate. The note was convertible at the earliest of the following events: (1) the consumption of an investment by an institutional investor or corporate strategic investor through a single transaction or related series of transactions in aggregate of over $500,000; (2) change in ownership of over 50%; and (3) the date that was five years subsequent to the note's effective date. The conversion price was equal to $20,000,000 divided by the aggregate number of shares of the Company's common stock on the date of conversion. During the year ended December 31, 2017, the Company repaid the convertible debt and related accrued interest in full.

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was $7,021 and $483 for the years ended December 31, 2018 and 2017, respectively.

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. The convertible notes accrue interest at 10% per annum and all principal and accrued interest is payable upon the maturity date in October 2021. The note is convertible into common stock upon a qualified financing of at least $1 million, using a conversion price equal to 75% of the purchase price per share of equity securities sold by the Company in the qualified financing event. If a qualified financing event does not occur by the maturity date, the holder shall have the option to convert the outstanding principal and accrued interest upon the maturity date at the fair market value as determined by the Company's Board of Directors in its reasonable good faith judgment. Interest expense related to this note was $1,433 as of December 31, 2018

Related Party Transactions

In November 2018, the Company entered into three convertible notes with related parties. The first note was with Ahmad Yakub, Andrew Yakub's father, and has a principal balance of $185,800. The second note was Andrew Yakub, the Company's Chief Executive Officer, and has a principal balance of $166,000. The third convertible note was with ReGen America, Inc., a company that is controlled by Andrew Yakub, and has a principal balance of $70,000. The convertible notes accrue interest at 10% per annum and all principal and accrued interest is payable upon the maturity date in November 2021. The notes are convertible into common stock upon a qualified financing of at least $1 million, using a conversion price equal to 75% of the purchase price per share of equity securities sold by the Company in the qualified financing event. If a qualified financing event does not occur by the maturity date, the holder shall have the option to convert the outstanding principal and accrued interest upon the maturity date at the fair market value as

16

determined by the Company's Board of Directors in its reasonable good faith judgment. Interest expense related to these notes were $18,035 for the year ended December 31, 2018

Recent Offerings of Securities

Beginning in December 2018 the Company began selling Convertible Notes and Warrants to Purchase $1,000 Shares of Equity Securities at a purchase price of $5,000 per Unit with a maximum offering amount of $2,000,000 as part of a Regulation D offering. Each convertible note accrues interest at 10% per annum and matures on December 31, 2019. The convertible notes are voluntarily convertible upon a public offering of at least $5,000,000, at a conversion price equal to 70% of the purchase price of the same securities sold in the public offering. Each warrant has a term of three years and entitles the holder to purchase $1,000 of common stock at a price equal to the purchase price of common stock sold in the public offering.

During the year ended December 31, 2018, the Company sold 250,579 shares of common stock through its Regulation A (Tier 2) offering with gross proceeds totaling $380,881. The Company received cash proceeds of $663,424 related to the sale of those shares and the subscription received as of December 31, 2017. As of December 31, 2018, the Company had a remaining subscription receivable of $10,726.

Additionally, during the year ended December 31, 2018, the Company issued 50,000 shares of common stock with a fair value of $76,000 for consulting services. The Company also issued 19,736 shares of common stock with a fair value of $30,000 to settle a legal matter.

During the year ended December 31, 2017, there were 3,899,121 shares of common stock sold. Of these, 3,370,549 shares of common stock were sold through the Company's Regulation A (Tier 2) offering with the balance sold pursuant to Section 4(a)(2) of the Securities Act. The Company received gross cash proceeds of $4,876,456 and recognized a subscription receivable of $284,769, which was received in 2018, related to the sale of these shares. Additionally, during the year ended December 31, 2017, the Company issued 500,000 shares of common stock with a fair value of $760,000 for video production services.

During the year ended December 31, 2016, there were 29,261,601 shares of common stock sold for proceeds of $1,570,100. The Company also issued 4,000,000 shares of common stock with a fair value of $304,000 to its Chief Executive Officer as part of his compensation.

The proceeds from these offerings went towards the general operating expenses of the Company.

Valuation

The Company has not obtained any third-party valuations and management determined our offering terms internally. For this offering, we considered our previous implied valuation as part of our Regulation A offering in light of the performance of other companies that have undertaken Regulation A offerings and then went on to be listed on national securities exchanges (as current implied valuation is available for those companies). We also evaluated our prospects in our current industry and our potential future growth, with the assumption that we would be able to secure sufficient financing to make the final payment on our prototype accelerator with Phoenix Nuclear Laboratories. Even with that assumption, we selected an interest rate with a higher yield than average return-on-investment from an S&P 500 Index Fund to account for our position as a startup and the increased risk faced by investors in this offering.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Offering and Marketing Expenses	10%	$1,000	10%	$107,000
StartEngine Fee	6%	$600	6%	$64,200
Legal Fees	11%	$1,100	11%	$117,700
Salaries	53%	$5,300	53%	$567,100
Accounting Fees	3%	$300	3%	$32,100
Rent	7%	$700	7%	$74,900
Laboratory Fee	3%	$300	3%	$32,100
Material Costs	2%	$200	2%	$21,400
General operating/Miscellaneous expenses	5%	$500	5%	$53,500
Total	**100%**	**$10,000**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Tax Matters

Investors will be provided with tax reporting information on an annual basis.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.raytonsolar.com/investors

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

EXHIBIT B
Financials

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Rayton Solar, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Rayton Solar, Inc. (the "Company") which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rayton Solar, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbb*mckennon*
_____
Newport Beach, CA
June 26, 2019

RAYTON SOLAR, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash	$ —	$ 146,166
Prepaid expenses	—	366
Other current assets	1,435	1,435
Total Current Assets	1,435	147,967
Property and equipment, net	1,486,908	1,495,692
Other assets	—	88,567
Total Assets	$ 1,488,343	$ 1,732,226
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 73,557	$ 126,226
Accrued liabilities	152,541	47,840
Loan payable with bank – current	22,025	14,695
Total Current Liabilities	248,123	188,761
Noncurrent Liabilities		
Long-term convertible debt – related parties	421,800	—
Long-term convertible debt	70,000	—
Loan payable with bank – net of current	84,910	105,305
Total Noncurrent Liabilities	576,710	105,305
Common stock, par value $0.0001; 200,000,000 shares authorized; 142,336,420 and 142,016,105 issued and outstanding as of December 31, 2018 and 2017, respectively	14,235	14,203
Additional paid-in capital	11,750,992	10,230,920
Subscription receivable	(10,726)	(293,269)
Accumulated deficit	(11,090,991)	(8,513,694)
Total Stockholders' Equity	663,510	1,438,160
Total Liabilities and Stockholders' Equity	$ 1,488,343	$ 1,732,226

See accompanying notes to financial statements.

11

RAYTON SOLAR, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Year Ended December 31,	
	2018	2017
Revenues	$ —	$ —
Operating Expenses		
General and administrative	1,570,699	2,228,405
Sales and marketing	59,514	2,622,663
Research and development	812,464	840,601
Loss on early termination of lease	95,621	—
Total Operating Expenses	2,538,298	5,691,669
Operating Loss	(2,538,298)	(5,691,669)
Other Expenses		
Interest expense	38,199	5,298
Loss Before Income Taxes	(2,576,947)	(5,696,967)
Provision for income taxes	800	800
Net Loss	$ (2,577,297)	$ (5,697,767)
Net Loss per Common Share – Basic and Diluted:	$ (0.02)	$ (0.04)
Weighted Average Common Shares Outstanding – Basic and Diluted	142,268,345	140,222,173

See accompanying notes to financial statements.

12

RAYTON SOLAR, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2016	137,616,984	$ 13,762	$ 3,055,850	$ (8,500)	$ (2,815,927)	$ 245,185
Sale of common stock	3,899,121	391	5,160,834	(284,769)	—	4,876,456
Offering costs	—	—	(369,759)	—	—	(369,759)
Common stock issued for services	500,000	50	759,950	—	—	760,000
Stock option compensation	—	—	1,624,045	—	—	1,624,045
Net loss	—	—	—	—	(5,697,767)	(5,697,767)
December 31, 2017	142,016,105	$ 14,203	$10,230,920	$ (293,269)	$ (8,513,694)	$ 1,438,160
Sale of common stock	250,579	25	380,856	282,543	—	663,424
Offering costs	—	—	(19,981)	—	—	(19,981)
Common stock issued for services	50,000	5	75,995	—	—	76,000
Common stock issued for settlement	19,736	2	29,998	—	—	30,000
Warrants issued for services	—	—	27,745	—	—	27,745
Stock option compensation	—	—	1,025,459	—	—	1,025,459
Net loss	—	—	—	—	(2,577,297)	(2,577,297)
December 31, 2018	142,336,420	$ 14,235	$11,750,992	$ (10,726)	$ (11,090,991)	$ 663,510

See accompanying notes to financial statements.

13

RAYTON SOLAR, INC.
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	For the Year Ended December 31,	
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,577,297)	$ (5,697,767)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation	25,490	16,213
Stock-based compensation	1,025,459	2,384,045
Stock and warrants issued for services	103,745	—
Stock issued for settlement	30,000	—
Loss on early termination of lease	95,621	—
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	15,408	338
Accounts payable	(52,669)	67,909
Accrued liabilities	104,701	38,724
Net cash used in operating activities	(1,229,542)	(3,190,538)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(38,802)	(53,797)
Construction of equipment	—	(1,431,000)
Security deposit	—	(78,883)
Net cash used in investing activities	(38,802)	(1,563,680)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	663,424	4,876,456
Offering costs	(19,981)	(277,249)
Proceeds from long-term convertible debt – related parties	421,800	—
Proceeds from long-term convertible debt	70,000	—
Repayment of convertible debt – related party	—	(150,000)
Proceeds from loan payable with bank	—	120,000
Repayment of loan payable with bank	(13,065)	—
Net cash provided by financing activities	1,122,178	4,569,207
Decrease in cash	(146,166)	(185,011)
Cash, beginning of year	146,166	331,177
Cash, end of year	$ —	$ 146,166
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 18,731	$ 4,815
Cash paid for income taxes	$ 800	$ 800

See accompanying notes to financial statements.

RAYTON SOLAR, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Monica, California. The Company's initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company's current development.

Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At December 31, 2018, we had a working capital deficit of $246,688. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2018 and 2017. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent
When a lease includes fixed escalations of the minimum lease payments, rental expense is recognized on a straight-line basis over the term of the lease. The difference between the straight-lined rental expense and amounts payable under the lease is included within deferred rent.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, "Other Assets and Deferred Costs". Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity totaled $19,981 and $369,759 for the years ended December 31, 2018 and 2017, respectively.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606, "Revenue from Contracts with Customers". ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. There was no effect from the adoption of ASC 606 as the Company has not generated any revenue to date.

Advertising

The Company expenses the cost of advertising as incurred. During the years ended December 31, 2018 and 2017, advertising expense was $6,403 and $1,381,521, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or equity award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2018 and 2017, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-02, Leases (Topic 842), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the balance sheet. The lease cost will be allocated over the lease term on a straight-line basis. This guidance will be effective on January 1, 2019, on a modified retrospective basis, with early adoption permitted. We are currently evaluating the impact of this guidance on our financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2018	December 31, 2017
Furniture and equipment	$ 82,951	$ 44,149
Leasehold improvements	—	39,000
Construction-in-progress	1,431,000	1,431,000
	1,513,951	1,514,149
Accumulated depreciation	(27,043)	(18,457)
	$ 1,486,908	$ 1,495,692

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC ("PNL"). Additional payments totaling $954,000 are due in order to complete and take possession of the particle accelerator. If we are unable to make the additional required payments, we will not be able to take possession of the particle accelerator to begin revenue-producing activities as intended. In such event, we may identify another buyer for the particle accelerator to recoup our investment to date. In the event that we cannot identify another buyer, we may be required to forfeit the payments made to date. In either case, PNL will retain sole ownership of the intellectual property related to the developed particle accelerator. To date, PNL has not held the Company in default of the purchase agreement.

Depreciation expense for the years ended December 31, 2018 and 2017 was $25,490 and $16,213, respectively.

During the year ended December 31, 2018, the Company wrote-off its leasehold improvements, which had a net balance of $22,096, upon vacating its Santa Monica lease early. This write-off is included within loss on early termination of lease in the statement of operations.

NOTE 4 – DEBT

Equipment Loan
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was $7,021 and $483 for the years ended December 31, 2018 and 2017, respectively. Accrued interest related to this loan was $950 and $483 as of December 31, 2018 and 2017, respectively.

Convertible Debt – Related Parties
In November 2018, the Company entered into three convertible notes with related parties. The first note was with Ahmad Yakub, who is related to the Company's Chief Executive Officer, and has a principal balance of $166,000. The second note was with Andrew Yakub, the Company's Chief Executive Officer ("CEO"), and has a principal balance of $185,800. The third note was with ReGen America, Inc., a company that is co-owned by Andrew Yakub, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $18,035 for the year ended December 31, 2018, and accrued interest related to these notes was $18,035 as of December 31, 2018.

Convertible Debt – Third Parties
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified financing or liquidity event. If there is no qualified financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $1,433 for the year ended December 31, 2018, and accrued interest related to these notes was $1,433 as of December 31, 2018.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

During the year ended December 31, 2017, the Company entered into a lease agreement for its facilities in Santa Monica, California. The lease had a term of three years and monthly lease payments ranging from $9,643 to $19,865. The Company recorded deferred rent based on straight-lining the rent over the lease term, as either an asset or liability depending on the various terms of the lease agreement.

During the year ended December 31, 2018, the Company vacated the lease for its Santa Monica facility. In conjunction, the Company wrote-off its leasehold improvements, forfeited its security deposit, and wrote-off its deferred rent balance. As a result, the Company recognized a loss of $95,621 in its statement of operations related to the early extinguishment of the lease. The Company may also be obligated to pay certain portions of the payments that would have been due under the remaining non-cancellable lease term; however, management does not expect any additional amounts to be due.

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

The Company made the first three milestone payments, totaling $1,431,000, related to the initial particle accelerator during the year ended December 31, 2017. No milestone payments were made during the year ended December 31, 2018. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment.

Litigation

During the year ended December 31, 2017, the Company received a cease-and-desist letter from one of its vendors, which alleged a breach of contract. During the year ended December 31, 2018, the Company settled this matter for $40,000, of which $10,000 will be paid in cash and $30,000 was paid through the issuance of common stock. This settlement was included in general and administrative expenses in the statement of operations.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2018, the Company sold 250,579 shares of common stock for gross proceeds of $380,881 through its Regulation A offering. The Company received cash proceeds of $663,424 related to the sale of these shares and the subscription receivable as of December 31, 2017. As of December 31, 2018, the Company had a remaining subscription receivable of $10,726. The Company recognized offering costs of $19,981, which reduced additional paid-in capital, in connection with the sale of these shares. As part of the offering, the Company was required to issue warrants to StartEngine Crowdfunding, Inc. See the Warrant section below for further details.

Additionally, during the year ended December 31, 2018, the Company issued 50,000 shares with a fair value of $76,000 for consulting services, which are included within general and administrative expenses. The Company also issued 19,736 shares with a fair value of $30,000 to settle a legal matter, which is included within general and administrative expenses. See Note 5 for additional details regarding this legal matter. These shares were valued based on the selling price of common stock in the Company's Regulation A offering.

During the year ended December 31, 2017, the Company sold 3,899,121 shares of common stock for gross proceeds of $5,161,225. Of these, 3,370,549 shares of common stock were sold through the Company's Regulation A offering. The Company received cash proceeds of $4,876,456 and recognized a subscription receivable of $284,769. The Company recognized offering costs of $369,759, which reduced additional paid-in capital, in connection with the sale of these shares. As part of the offering, the Company was required to issue warrants to StartEngine Crowdfunding, Inc. See the Warrant section below for further details.

Additionally, during the year ended December 31, 2017, the Company issued 500,000 shares with a fair value of $760,000 for video production services, which are included within sales and marketing expenses. These shares were valued based on the selling price of common stock in the Company's Regulation A offering.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2018 and 2017, the Company granted 125,000 and 1,725,000 options, respectively, to employees and non-employees. Each option had a life of ten years, exercise prices ranging from $0.076 to $1.520, and vesting terms ranging from three to four years. The Company will expense the value of the options over the vesting period. The Company valued the options using the Black-Scholes pricing model using the following range of inputs.

	December 31, 2018	December 31, 2017
Expected life (years)	1.79 – 6.11	2.79 – 6.25
Risk-free interest rate	2.48 – 2.55%	1.98 – 2.20%
Expected volatility	80%	80%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2016	11,610,000	$ 0.13	7.3
Granted	1,725,000	0.08	10.0
Exercised	—	—	—
Expired/Cancelled	(375,000)	0.13	7.1
Outstanding at December 31, 2017	12,960,000	0.12	6.7
Granted	125,000	1.52	10.0
Exercised	—	—	—
Expired/Cancelled	(250,000)	0.13	5.1
Outstanding at December 31, 2018	12,835,000	$ 0.14	5.8
Exercisable at December 31, 2017	11,401,771	$ 0.13	6.4
Exercisable at December 31, 2018	11,997,500	$ 0.13	5.6

As of December 31, 2018, there was approximately $1,467,753 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the Plan. That cost is expected to be recognized over the next four years as follows: $883,971 to be recognized in 2019, $490,541 in 2020, $82,131 in 2021, and $11,110 in 2022.

During the years ended December 31, 2018 and 2017, stock-based compensation was $1,025,459 and $2,384,045, respectively, and was included in the statement of operations as follows:

	Year Ended December 31,	
	2018	2017
General and administrative	$ 860,288	$ 1,443,099
Sales and marketing	—	760,428
Research and development	165,171	180,518

Warrants

Based on funds raised through our Regulation A offering during the years ended December 31, 2018 and 2017, the Company is required to issue 9,759 and 456,250 warrants, respectively, to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued the warrants issued during the years ended December 31, 2018 and 2017 at approximately $12,170 and $567,000, respectively, using the Black-Scholes model, with similar inputs to those disclosed in the stock option section above, with the exception that the expected life was 10 years.

During the year ended December 31, 2018, the Company issued 50,000 warrants for consulting services. The warrants have an exercise price of $3.00 and a term of three years. The Company valued these warrants at $27,745, using the Black-Scholes model with similar inputs to those disclosed in the stock option section above, with the exception that the expected life was three years.

NOTE 7 – RELATED PARTY TRANSACTIONS

In November 2018, the Company entered into convertible notes with Andrew Yakub, the Company's CEO, and Ahmad Yakub, who is related to Andrew Yakub, with principal balances of $185,800 and $166,000, respectively. The Company also entered into a convertible note with ReGen America, Inc., a company that is co-owned by Andrew Yakub, with a principal balance of $70,000. Refer to Note 4 for additional details of these related party convertible notes.

NOTE 8 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law in the U.S. The Tax Act has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits, and limitations on the deductibility of interest expense and executive compensation. These changes were effective beginning in 2018. This resulted in a reduction in the deferred tax asset of approximately $675,000 with a corresponding decrease in the valuation allowance in the same amount, for zero net impact on the financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2018	2017
Current tax provision:		
Federal	$ —	$ —
State	800	800
Total	800	800
Deferred tax provision:		
Federal	(478,000)	(1,114,000)
State	(159,000)	(191,000)
Total	(637,000)	(1,305,000)
Valuation allowance	637,000	1,305,000
Total provision for income taxes	$ 800	$ 800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2018	2017
Federal tax benefit at statutory rate	21.0%	34.0%
Permanent differences:		
State taxes, net of federal benefit	7.0%	5.8%
Stock-based compensation	-3.2%	-16.8%
Temporary differences:		
Stock-based compensation	-9.4%	0.0%
Interest expense	-0.2%	0.0%
Accounts payable and accrued liabilities	-0.5%	0.1%
Other	0.0%	-0.1%
Change in effective tax rate	-10.5%	0.0%
Change in valuation allowance	-4.2%	-23.0%
Total provision	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2018	2017
Current:		
Other	$ 30,000	$ 13,000
Noncurrent:		
Net operating loss carryforwards	1,968,000	2,267,000
Stock-based compensation	241,000	—
Valuation allowance	(2,239,000)	(2,280,000)
Net deferred tax asset	$ —	$ —

Based on federal tax returns filed, or to be filed, through December 31, 2018, we had available approximately $7,033,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2033 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company raised $60,000, including $5,000 from Andrew Yakub, from the issuance of investment units, each consisting of a convertible note with a principal amount of $5,000 and a warrant to purchase $1,000 of common stock. Each convertible note accrues interest at 10% per annum and matures on December 31, 2019. The convertible notes are voluntarily convertible upon a public offering of at least $5,000,000, at a conversion price equal to 70% of the purchase price of the same securities sold in the public offering. Each warrant has a term of three years and entitles the holder to purchase $1,000 of common stock at a price equal to the purchase price of common stock sold in the public offering.

The Company also raised an additional $4,500 from Andrew Yakub under the terms of the convertible note issued to him during the year ended December 31, 2018. Refer to Note 4 for further detail regarding this note.

The Company also commenced a Regulation Crowdfunding offering. To date, the Company has not closed any investments nor drawn any funds out of escrow. The offering was paused on April 30, 2019 and will resume after the filing of this annual report on Form 1-K with the Securities and Exchange Commission.

The Company has evaluated subsequent events that occurred after December 31, 2018 through June 26, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C

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Start Investing | Edit My Campaign | Teddy R.

Rayton is pending **StartEngine Approval.**

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0
Investors
$0.00
Raised of $10K - $1.07M goal
Rayton
Regulation Crowdfunding
Van Nuys, CA
Clean Technology
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Join the **4,000 other investors who invested $5.5M** in Rayton on StartEngine.

Company Description

Rayton uses patented, particle accelerator-based technology to produce engineered wafers that can serve as the basis for next generation electronics impacting industries such as automotive, aerospace, 5G, LED, and solar.

Many current and next-generation electronic-based technologies require either fast speeds, high power or both (1). While, silicon-based semiconductors are insufficient in these regards, semiconductors made from gallium nitride (GaN), gallium arsenide (GaAs), and silicon carbide (SiC) can serve as the foundation on which high-speed, high-power electronics will be built (2).

Rayton believes that its unique fabrication method for semiconductors will yield more wafers from a single bulk wafer than current industry production methods, thereby allowing the price of these wafers to potentially be reduced by as much 25 percent when compared to current market prices. Management believes that the reduced price point could help the growth of 5G infrastructure, advanced automotive electronics, cellular technology, etc. and help Rayton potentially gain market leverage as it hopes to serve the companies building these burgeoning technologies.

(Sources: 1, 2)

Key Highlights

- Awarded two patents for our groundbreaking solar wafers and the processes required to manufacture them.
- Manufacturing process can yield 100 times the material as conventional methods
- Featured by numerous media outlets, including Fast Company, Inc., Forbes, and many more!
- Backed by over 4,000 investors

Offering Terms

Security Type

Convertible Promissory Note
Converts to Common Stock

Minimum Investment

$500

Conversion Trigger	Maturity Date	Valuation Cap	Discount Rate
$5M	12/31/2020	$50M	30%

Evolving the Semiconductor Industry

"With over 4,000 investors Rayton was the most successful equity campaign on StartEngine in 2017. Previously, we envisioned using the technology for solar, which had a good cost advantage. But, our technology has so many uses in addition to solar.



We have now found a revolutionary new way of impacting multiple markets.

Everything you are doing right now involves some kind of semiconductor. Rayton is pushing the limits of cost effective production for these materials. **We plan to use our technology to create lower cost Gallium Arsenide wafers for the semiconductor industry** as a whole, which can be used in automotive, aerospace, 5G, and LED, as well as in solar applications.

The material we create serves as the foundation for all of these high-tech devices. **Rayton intends to lower the cost of gallium arsenide material and then sell the wafers to the people who make these electronic devices.**

We believe that this pivot as a company gives us the path of least resistance and strengthens our market positioning. We believe it is good for business and good for our investors. The advantage given by our technology will generate significant revenue for our shareholders and at the same time bring us into a more advanced technological age."

Andrew Yakub

CEO



Rayton's New Direction

Silicon has played an essential role to the semiconductor industry to-date. However, we are now entering an age where certain applications require more expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role.

Thus, Rayton has developed a unique technology that has the potential to reduce the price point for next-generation electronics by up to 25 percent. Because of this, Rayton can play a vital role in expediting the growth of 5G infrastructure, advanced automotive electronics, cellular technology, solar cells, and more. By lowering supply costs, Rayton achieves considerable market leverage, as **we seek to supply all companies fabricating electronics on these advanced materials.**


High-speed
High-power
electronics
POWER (W)
1000
100
10
KLYSTRONS
VACUUM TUBES
SiC
GaN / SiC
SiGe
SILICON
GaAs
InP
1
10
100
FREQUENCY
(GHz)

The vast majority of current and next-generation electronics require fast speeds, high power or both *(1, 2, 3, 4)*. The material properties of silicon are insufficient to meet the demands for these applications.

Semiconductors such as gallium nitride, gallium arsenide, and silicon carbide (GaN, GaAs, and SiC) have better electronic properties than silicon, and are currently used in the manufacturing of high-speed, high-power electronics. (1) However, the material costs for GaN, GaAs and SiC are magnitudes higher than silicon.

Rayton stands poised to flip that equation on its head, utilizing a unique manufacturing process that efficiently uses these materials.

(Sources: 1, 2, 3, 4)

How Rayton Changes the Semiconductor Equation





Particle Accelerator
Ion Implantation
2
MICRONS
THICK

NORMAL SILICON WAFER
200
MICRONS
THICK
RAYTON SOLAR GaAs WAFER
2
MICRONS
THICK

Particle Accelerator Technology

We use a high-current, high-voltage proton particle accelerator from Phoenix Laboratories to slice GaAs wafers, reducing waste by up to 50%. Our accelerators cost less and operate with less energy compared to competing particle accelerator methods. Because of this, **our particle accelerators are capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer.**

Manufacturing Efficiency

Diamond wire saws are currently the standard for cutting semiconductor materials for the electronics industry. The conventional method involves cutting raw materials with a diamond wire saw and wastes half the processed materials and cannot cut materials down to the two micron wafer thickness without significant yield loss or breakage.













ENGINEERED SUBSTRATES APPLICATIONS
WIRELESS
HANDSET
SOLAR
DEFENSE
LEDS
PHOTONICS
Benefits of Rayton's engineered wafers
MORE FLEXIBILITY
PATENTED
MORE ROBUST
LOW-COST
enabled by Rayton's ion implantation technologies
AVERAGE GALLIUM ARSENIDE
PRICE PER WAFER
$100
RAYTON GALLIUM ARSENIDE
PRICE PER WAFER
$75

The Market for Rayton's New Technology

The markets for products created with our methods are diverse and increasing in demand. For example, in the blossoming 5G network, high-power coupled with high-frequency transistors are necessary in transmission towers and mobile handsets. GaN is particularly well suited for such applications. Further, the high-speed receivers in cellular phones will likely be built on GaAs wafers. *(2)*

Power Amplifier[7]
Wifi Module[8]
Proximity Sensor[6]
Dot Projector for
Facial Recognition

The high-speed and high-bandwidth requirements for the 5G cellular network will require the superior properties of GaAs and GaN. These materials are also used for a wide array of cellular components. In addition, they're necessary for many other products such as proximity sensors, Wi-Fi modules, flood illuminators, and dot projectors for facial recognition (VCSEL).

The wafers used for fabrication of all these components can seamlessly be replaced by our engineered wafers without any modification of downstream equipment. Thus, Rayton's end-product can be plugged into existing fabrication facilities, reducing material costs for those manufacturers.



for these manufacturers.

There are additional high-potential growth markets that our engineered wafers will significantly impact. These include automotive, aerospace, LEDs, and solar. For instance, modern automotive technologies such as RADAR, LIDAR, 3D Imaging, blind-spot detection, and 5G-based 'vehicle-to-x' communication -- many of which are critical for autonomous vehicles --rely upon devices built on GaAs wafers. *(4, 5, 6, 7)*

(Sources: 2, 4, 5, 6, 7)



RADAR
Wireless 'Car-to-X' Communication
LIDAR/3D Imaging
Critical Autonomous Vehicle Features
Anti-theft Proximity Sensor (Immobilizer)
Blind Spot Detection

Solar Applications

Rayton intends to continue servicing the solar industry by providing a cost effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition (MOCVD) equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process. Rayton believes that by bringing down the cost of this initial "building block" wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products. There are applications of these high-efficient and light-weight solar cells which serve the cause of transforming the world to a fully renewable source of energy.

To the right is a concept picture of an electric car with high-efficient GaAs-based solar cells that can extend the range of the car by up to 35 miles/day.



Where Rayton Fits In

Where does Rayton fit into the manufacturing vertical? We would buy GaAs wafers in bulk from producers like Freiberger, and Sumitomo. We would then conduct our process to lower the cost of the GaAs wafer. We would then sell our engineered GaAs wafers to the foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in the retail electronics we are all familiar with.

BULK WAFERS
ENGINEERED SUBSTRATE WAFER
FOUNDRIES (Epi Growth via MOCVD)
CHIP MAKERS & FABLESS
END PRODUCT
Xinxiang Shenzhou Crystal Technologies Co.
Freiberger
SUMITOMO ELECTRIC
axt
RAYTON
soitec
HITACHI
II-VI Incorporated
(II-VI Epiworks Division)
IntelliEPI
VPEC
IQE
win
OSRAM
FINISAR
ROHM SEMICONDUCTOR
SIEMENS
SAMSUNG
HUAWEI
intel
Qualcomm
qorvo
SKYWORKS

About Our Fabrication Process

First, protons are accelerated within our particle accelerator and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused more than 100 times which produces over 100 engineered wafers for each source wafer.



1 ION IMPLANTATION
2 BONDING
3 EXFOLIATION
4 RECYCLE PARENT WAFER
100+ CYCLES
Rayton's Engineered Substrate
2 Micron GaAs on handle wafer (Sapphire)

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and Phoenix Nuclear Labs.


Proprietary downstream octupole magnets for thermal management and beam uniformization (Exclusive Rayton IP)
300 keV, 100 mA Proton Accelerator from Phoenix Nuclear Labs
Customized Wafer Chuck for Heat Dissipation in vacuum
8

The high current of this proton implanter and a unique set of magnets to shape the proton beam, allowing for a potential throughput that is much higher than the current industry standard and producing an estimated $30M USD in annual revenue per production line. We believe Rayton will be well situated in the supply chain for the aforementioned high-speed, high-power electronics industry.

Specifically, we will fill the role of providing engineered substrates to epitaxy foundries and fabrication companies that will further develop the electronic components necessary for the 5G network, advanced automotive, cellular components, and other applications.

Rayton's Use of Proceeds

Rayton plans to use this fundraising round for the advancement of our beta phase production. During this phase, Rayton will produce engineered wafers in-house to sample out to epitaxy and wafer foundries for high-speed high-power electronic components.

With sales agreements finalized, Rayton will then move onto single-line production. Once in revenue, Rayton will invest in more equipment to increase the throughput of the single accelerator line to reach the maximum production capability of the full-line production phase.

A breakdown of estimated costs and revenue for these three phases can be found below:



Rayton's Planned Course

Beta Phase

The Beta phase will bring us to a full proof-of-concept where we can begin marketing our product. We need to make the final payment on the accelerator once testing is complete. This is in the amount of $954K. We have already paid about $1.4M on the accelerator. The rest of the proceeds will go towards operating the company to create samples, and prepare us to raise additional capital, potentially through another Regulation A+ offering.

Phase One

We will need to buy additional semiconductor processing equipment to move into a high volume manufacturing phase which will bring us into revenue. We will need about $14M to get the company into a revenue phase that can generate approximately $9M per year or 120,000 wafers per year.

Phase Two

We need to add on the additional semiconductor processing equipment in order to increase the throughput of the full manufacturing line. By adding this additional equipment, we can increase to the maximum throughput attainable for one accelerator of 432,000 wafers per year. This will generate an estimated $32M per year in revenue. Expenditures on the capital equipment could be reduced through the lease or purchase of used equipment.

Invest in Rayton

Your investment will help Rayton to develop a full proof-of-concept, which will, in turn, allow us to begin marketing our product. Looking forward; by



diversifying the applications of our products, we will be able to strengthen ourselves for market entry.



Solar will continue to be a product at our core, and we will continue to service the high-efficiency solar cell industry. We believe that initially bringing down the cost of GaAs wafers will have a ripple effect in bringing down the overall cost of GaAs-based solar cells.

The markets for our product are diverse and increasing in demand. **The GaAs wafer market was $650M in 2017 and is growing at an eleven percent (11%) compound annual growth rate**. We would like to enter this market with a "product zero" engineered GaAs wafer that we believe can be sold to the market at a twenty-five percent (25%) discount to competitive prices.

Our technology is positioned to have major impact in many industries. We are getting closer every single day. We have the machine, we have the patents, and we have the process flow. We are making history as one of the first democratically-funded technology companies.

Join the 4,000 other StartEngine investors, and help us to bring the costs of next-generation tech down with our unique technology. Invest in Rayton Solar.

In the Press

FAST COMPANY   STATE JOURNAL   pv magazine   BGR   INQUISITR   equities

Inc.   COMPUTERWORLD   GREEN FUTURE

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Meet Our Team



Andrew Yakub
CEO & Founder

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009 Andrew founded and has since acted as the Chief Executive Officer of ReGen America, Inc. a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Named to Forbes' "30 under 30" list in 2016, Mr. Yakub is a two time clean technology entrepreneur. Mr. Yakub's experience spans from UCLA's

Particle Beam Physics Lab to NASA's Jet Propulsion Lab.
He holds a Bachelor's in Physics from UC Santa Barbara.



Mingguo Liu
CTO

Dr. Liu has over 10 years of R&D experience in the solar industry. Prior to Rayton he was the Director of Product Engineering at Arzon Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from University of Texas at Austin and the University of Virginia.



Dr. Joshua McNeur
Accelerator Consultant

Dr. Joshua McNeur is the Accelerator and Design Engineer who leads the operation and characterization of Rayton's unique high current ion source. He received his Ph.D. from UCLA, with his research focused on accelerator and charged beam physics. He has over 10 years of experience in designing, characterizing and operating various forms of particle accelerators.



Dr. Mark Goorsky
Director

Dr. Mark Goorsky is a UCLA professor, former UCLA Materials Science Chair, and Rayton's resident expert in ion implantation, layer transfer, wafer bonding and material integration. Dr. Goorsky received his Ph.D. in Materials Science and Engineering from MIT and continued his postdoctoral fellowship at the IBM T.J. Watson Research Center. Dr. Goorsky's expertise in materials science and wafer bonding is incredibly crucial to the development of Rayton's ion-cutting process.



Dr. James Rosenzweig
Director

Dr. James Rosenzweig is a UCLA professor, former UCLA Physics and Astronomy Department Chair, and a world-renowned researcher in particle beams with over 500 scientific publications. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter.



Jeffrey Scheinrock
Advisor

Jeffrey Scheinrock is a distinguished serial entrepreneur lending his talents to Rayton in its investment stage. Jeffrey is the CFO of Originate and the Faculty Director of the Applied Management Research Program and Continuing Lecturer at UCLA Anderson School of Business.



Michael Curtis
Advisor

Michael was the Executive Vice President and third-generation owner of Wilbur Curtis Co., Inc., a 75-year-old foodservice equipment manufacturing company. He is also the Founder, President and owner of World-Wide Advantage, a global sourcing company, and the executive advisory board member for Prime Advantage, a Group Purchasing Organization focused on improving cost considerations for manufacturers. He also is a strategic advisor with North American Foodservice Equipment Manufacturers (NAFEM) and Food Equipment Manufacturers Association (FEMA).



Joshua Rossman
Advisor

Joshua Rossman is a Senior Executive with deep expertise in customer loyalty, analytics and insights with large, Fortune 1000 companies as well as early to mid-stage start-ups. He possesses a strong track record of delivering data-driven business results across large, complex organizations that increase revenue, improve the customer experience, and better align organizational needs. He is a proven and effective leader who is adept at consensus building, influencing, and leading large cross-functional teams through customer-centric culture change.



Carl Nettleton
Advisor

Carl Nettleton heads Nettleton Strategies, a firm specializing in forming complex community coalitions and handling high profile issues involving government, media, business, and neighborhoods. The firm provides critical insight and strategic problem solving for both old and new issues. He serves on the national and California advisory councils for Environmental Entrepreneurs (E2), a national, nonpartisan group of business owners, investors and others who advocate for policies that are good for the economy and good for the environment. Carl also founded OpenOceans Global, an NGO linking people to the world's oceans. His subject matter expertise includes oceans, all things water, energy, climate, and U.S./Mexico border issues.

Offering Summary

Company	:	Rayton Solar Inc.
Corporate Address	:	16112 Hart St., Van Nuys, CA 91406
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Convertible Promissory Notes
Type of Equity Converted Into	:	Common Stock
Conversion Trigger	:	$5,000,000.00

Maturity Date	:	December 31, 2020
Valuation Cap	:	$50,000,000.00
Discount Rate	:	30.0%
Annual Interest Rate	:	10.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Rayton Solar Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $50,000,000.00 Valuation Cap or if less, then you will receive a 30.0% discount on the price the new investors are paying. You also receive 10.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of bonsues. See 10% Bonus below

Early Investor Bonus

For the first 14 days following the initial filing of the Company's Form C, investors will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering.

The 10% Bonus for StartEngine Shareholders

Rayton Solar Inc. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments StartEngine's own offerings.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. For example, if this individual invests their annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Exhibit D
Video Transcript

Speaker 1:

Hi, I'm Andrew Yakub, founder of Rayton. We're a company specializing in innovative hardware that impacts every aspect of your modern life. The computer or phone you're viewing this on, your internet connection and the car you drive are industries Rayton will transform. Why is that? Everything you are doing right now involves some kind of semiconductor. Rayton is pushing the limits of production for these materials. We have now found a revolutionary new way of impacting multiple markets. It's an exciting time. We plan to use our technology to create lower cost gallium arsenide wafers for the semiconductor industry as a whole, which can be used in automotive, aerospace, 5G, LED and solar applications.

Speaker 1:

The material we create serves as the foundation for all of these high-tech devices. We would lower the cost of gallium arsenide material, and then sell the wafers to the people who make these devices. This pivot as a company gives us the path of least resistance and strengthens our market positioning. We believe it is good for business and good for our investors. We are closing in on it as the machine is fully assembled at the manufacturer, Phoenix Laboratories.

Speaker 1:

In terms of IP, Rayton has been awarded two patents. We all have cellphones. Gallium arsenide can play a significant role in the 5G network set to roll out over the coming years. As of right now, there are existing devices, such as V-cell chips, which enable facial recognition used in our smartphones, like the iPhone 10. These devices rely on gallium arsenide-based materials as the building block.

Speaker 1:

The future is self-driving cars and solar powered electric cars. Rayton's wafers serve as the building blocks for these kind of technologies. Radar, lidar and sensor chips for self-driving cars are created on gallium arsenide wafers. Vehicle communication will rely on the 5G network made on gallium arsenide material. High efficient and lightweight solar cells can be created on gallium arsenide wafers, which can be used to charge electric cars.

Speaker 1:

The gallium arsenide wafers are the starting point for growing those devices with [MOCBD 00:02:37] equipment. These devices have better power management and can handle a high frequency than existing silicone. The reason for the delayed adoption is the initial wafer cost, which Rayton's technology will reduce. We plan to manufacturer a gallium arsenide wafer that we can sell for $75, as opposed to the $100 current market price.

Speaker 1:

The gallium arsenide wafer market is currently $650 million per year, and growing with an 11% compound annual growth rate. Where does Rayton fit into the manufacturing vertical? We would buy gallium arsenide wafers in bulk from producers such as, Freiberger and Sumitomo. We would then conduct our process to lower the cost of the gallium arsenide wafer. We would then be able to sell our engineered gallium arsenide wafers to the foundries, like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chip makers who turn them into products used in the retail electronics we are all familiar with.

Speaker 1:

We have opened up a dialogue and we plan to continue pursuing relationships once we produce sample material in the beta phase. This funding round will lead us into the beta phase of production. We plan to use samples produced in this phase to approach the potential customers who purchase gallium arsenide wafers in bulk in the hope of building meaningful relationships with them.

Speaker 1:

Phase one is where we automate the process by purchasing off-the-shelf semiconductor equipment that allows us to mass produce our wafers. The ion implanter used in the beta phase will work with this additional equipment to bring us into revenue. Upon successful completion of this phase, we estimate that Rayton could generate approximately nine million dollars per year in revenue.

Speaker 1:

Both phase one and phase two can use the same accelerator procured in the beta phase. We need to add on the additional semiconductor processing equipment in order to increase the throughput of the full manufacturing line. By adding this additional equipment, we may be able to increase the maximum throughput attainable for one accelerator to 432,000 wafers per year. This represents approximately $32 million per year in revenue. Expenditures on the capital equipment could be reduced through the least work purchase of used equipment at a reduced cost.

Speaker 1:

I strongly feel that we have made exceptional progress in bringing this technology to fruition. Last year, I invested $255,000 into Rayton to bring us into the beta phase of operation. I believe in our team and our plan moving forward. I am all in and committed to this mission. Our technology is positioned to have major impact in many industries. We're getting closer every single day. We have the machine. We have the patents and the process flow. We are making history as one of the first democratically funded technology companies. I welcome you to join us on continuing this mission.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT **F** TO FORM C

FORM OF CONVERTIBLE NOTE

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED

IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Rayton Solar, Inc.
16112 Hart St.
Van Nuys, CA 91406

Ladies and Gentlemen:

1.   Note Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of Rayton Solar, Inc., a Delaware Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed 1,070,000 (the "Oversubscription Offering"). Providing that subscriptions for $10,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Early Investor Bonus. For the first 14 days following the initial filing of the Company's Form C on July 16, 2019 (the "Offering Commencement Date"), investors will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering.

(c)   StartEngine OWN Bonus. For all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings, investors will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering.

(d)   Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(e)   Special provisions for cryptocurrency payments. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equaling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3._____ Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)_____ Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)_____ Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)_____ Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)_____ Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)_____ No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the audited statement of financial position of the Company as at December 31, 2018 and 2017 and the related consolidated statements of income and cash flows for the two-year period then ended (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. DbbMckennon, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

        (i)   To the Company;

        (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

        (iii)   As part of an offering registered under the Securities Act with the SEC; or

        (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

        (i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information.</u>   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors.</u>   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE

ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: 16112 Hart St.
>
> Van Nuys, CA 91406

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

RAYTON SOLAR, INC.
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of Rayton Solar, Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by,
and should be recorded on the Company's books as held in
the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   Rayton Solar, Inc.
accepted   By:
on %%TODAY%%.   Andrew Yakub, CEO

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received Rayton Solar, Inc., a Delaware corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2.   Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 10% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   Conversion; Repayment Premium Upon Sale of the Company.

(a)   If, on or prior to the Maturity Date, the Company consummates a Public Offering as defined herein, then, each Investor's Note may, at the election of the Investor, be returned to the Company for cancellation in exchange for a number of shares of the Company's Common Stock, par value $0.0001 (the "Equity Securities"), equal to the quotient, rounded to the nearest whole number, of (i) the sum of (A) the total principal amount then outstanding on such Investor's Note plus (B) the total accrued interest then outstanding on such Investor's Note, divided by (ii) the product of (A) 0.7 multiplied by (B) the price per share at which the Equity Securities were sold in such Public Offering. For purposes of this Note a "Public Offering" is defined as a public offering of common stock (or common stock and warrants) by the Company, including without limitation a public offering of securities pursuant to Regulation A promulgated under the Securities Act of 1934, as amended, resulting in gross proceeds to the Company of $5 million or more.

(b)   No fractional shares of Common Stock shall be issued upon conversion of this Note, nor shall the Company be required to pay cash in lieu of fractional interests, it being the intent of the parties that all fractional interests shall be eliminated and that all issuances of Common Stock shall be rounded up to the nearest whole share.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 30 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5.   **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 50% in interest of the Investors.

7.   **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. **Governing Law.** This Note shall be governed by and construed under the laws of the state of New York, as applied to agreements among Delaware residents, made and to be performed entirely within the state of Delaware, without giving effect to conflicts of laws principles.

10. **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and 50% in interest of investors.

12. **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

RAYTON SOLAR, INC.:

By: ____%%ISSUER_SIGNATURE%%____

Name: Andrew Yakub

Title: Chief Executive Officer

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

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